MEDFORD BREWING COMPANY
MEDFORD, MASSACHUSETTS
FINANCIAL STATEMENTS AND ACCOUNTANTS' REVIEW REPORT
December 31, 2020

<u>INDEPENDENT ACCOUNTANTS' REVIEW REPORT</u>

To the Board of Directors
Medford Brewing Company
Medford, Massachusetts

We have reviewed the accompanying balance sheet of Medford Brewing Company as of December 31, 2020 and the related statements of income and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Paul T. O'Reilly & Company, Inc.
Watertown, MA
April 15, 2021

MEDFORD BREWING COMPANY

BALANCE SHEET

DECEMBER 31, 2020

ASSETS

	2020
CURRENT ASSETS	
Cash and Cash Equivalents	216,413
Accounts Receivable	10,334
TOTAL CURRENT ASSETS	226,747
FIXED ASSETS	
Equipment	13,868
Less: Accumulated Depreciation	4,468
TOTAL FIXED ASSETS	9,400
TOTAL ASSETS	236,147

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES	
Credit Cards	4987
TOTAL CURRENT LIABILITIES	4987
LONG TERM LIABILITIES	
Loans from Shareholders	19,344
Note Payable	278,640
TOTAL LONG TERM LIABILITIES	297,984
TOTAL LIABILITIES	302,971
SHAREHOLDERS EQUITY	
Capital Stock	1,000
Retained Earnings	(67,824)
TOTAL SHAREHOLDERS EQUITY	(66,824)
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	236,147

MEDFORD BREWING COMPANY

STATEMENT OF PROFIT AND LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020

	2020
INCOME	42,411
COST OF GOODS SOLD	51,835
GROSS PROFIT	(9,424)
EXPENSES	
Advertising & Promotion	5,183
Automobile Expense	2
Bank Service Charges	13
Insurance	741
Interest Expense	708
License & Permits	5,521
Meals & Entertainment	113
Office Expense	520
Professional Fees	3,425
Rent Expense	771
Repairs & Maintenance	395
Small Tools & Equipment	592
Subcontractors	7,045
Taxes	581
TOTAL EXPENSES	25,610
NET PROFIT BEFORE DEPRECIATION	(35,034)
DEPRECIATION	1,567
NET PROFIT	(36,601)

MEDFORD BREWING COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020

	2020
Cash Flows from Operating Activities:	
Net Income (Loss)	(36,601)
Adjustments to reconcile Net Income to net cash provided by operating activities:	
Accounts Receivable	(10,334)
Credit Cards	4,947
Loans from Shareholders	(5,589)
TOTAL ADJUSTMENTS	(10,976)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(47,577)
Cash Flows from Investing Activities:	
Accumulated Depreciation	1,567
Equipment	(10,967)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(9,400)
Cash Flows from Financing Activities:	
Note Payable	(2,208)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(2,208)
NET INCREASE (DECREASE) IN CASH	(59,185)
CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR	275,598
CASH & CASH EQUIVALENTS AT END OF YEAR	216,413

MEDFORD BREWING COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations

The Company was incorporated in August 2015 and is a Massachusetts corporation engaged in the production and sale of premium beverages.

Accrual Basis

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes cash and money market accounts and any highly liquid assets purchased with an initial maturity of less than ninety days.

Accounts Receivables

Accounts receivables are customer obligations due under normal trade terms. The Company reviews accounts receivables on an ongoing basis to determine if any receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off. The Company does not maintain a provision for bad debts. Accounts Receivables for the year ended December 31, 2020 are $10,334.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

NOTE B - ADVERTISING

Advertising costs for the year ended December 31, 2020 amounted to $5,183.

MEDFORD BREWING COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE C – NOTES PAYABLE

Detail of Notes Payable is as follows:

WeFunder	$278,640
Total Notes Payable	$278,640

Payments on note payable started July 2020.

NOTE D – SUBSEQUENT EVENTS

Management has reviewed subsequent events through April 15, 2021, the date the financial statements were available to be issued.